ALLIED GOLD LIMITED

1 May 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Board of Allied Gold Limited is pleased to advise that Mr Frank Terranova has been appointed to the Executive Team of the Company as Chief Financial Officer effective today.

Mr Terranova is a chartered accountant and a member of the Finance & Treasury Association of Australia with extensive experience in corporate finance and financial risk management predominately within the mining and manufacturing industries.

Prior to Mr Terranova's appointment with Allied Gold Limited he was the Chief Financial Officer for Queensland Cotton Limited. He has also held many senior finance positions for various ASX listed corporations including Normandy Mining.

Mr Terranova will assume responsibility for key finance, treasury, financial reporting and corporate services and will significantly contribute to the Company's corporate strategy and growth plans.

The Board of Allied welcomes Mr Terranova to the Company and looks forward to his contribution.

Yours faithfully

Peter Torre
Company Secretary

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ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 585, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4575 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au